SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DARIOHEALTH CORP.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

23725P209

(CUSIP Number)

Erez Raphael

c/o DarioHealth Corp.

8 HaTokhen Street

Caesarea Industrial Park 3088900, Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23725P209	13D	Page 2 of 5 Pages

1.	Names of reporting persons Erez Raphael
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 997,965(1)

	8.	Shared voting power 0

	9.	Sole dispositive power 997,965 (1)

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 997,965(2)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	Percent of class represented by amount in row (11) 10.7%(1) (2)
14.	Type of reporting person (See Instructions) IN

(1) Reflects sole voting / dispositive power as of January 19, 2021. Includes 16,163 vested options. Also includes 37,876 shares of common stock held by Dicilyon Consulting and Investment Ltd. Erez Raphael is the natural person with voting and dispositive power over our securities held by Dicilyon Consulting and Investment Ltd. The address of Dicilyon Consulting and Investment Ltd. is 7 B'Chshvan St No. 8, Ramat HaSharon, Israel.

(2) Based on a total of 9,208,700 shares outstanding as of January 19, 2021, as reported to the reporting person by the Issuer.

CUSIP No. 23725P209	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Statement relates to the common stock, $0.0001 par value per share (hereinafter referred to as the “Common Stock”), of DarioHealth Corp., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 8 HaTokhen Street, Caesarea Industrial Park 3088900, Israel.

Item 2.	Identity and Background

(a) and (f) Erez Raphael (the “Reporting Person”) is an Israeli citizen.

(b) The Reporting Person’s business address is 8 HaTokhen Street, Caesarea Industrial Park 3088900, Israel.

(c) Chief Executive Officer and Chairman of the Board of Directors of the Issuer, 8 HaTokhen Street, Caesarea Industrial Park 3088900, Israel.

(d) and (e) During the last five years, Mr. Raphael has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Raphael was awarded certain stock options and shares of common stock as compensation for his role as Chief Executive Officer of the Issuer or purchased with personal funds. In that regard, of the 997,965 shares of Common Stock as listed in this Schedule 13D/A, Mr. Raphael directly owns 943,926 shares of common stock and vested option to purchase 16,163 shares of common stock.

In addition, of the 997,965 shares of Common Stock as listed in this Schedule 13D/A, 37,876 shares of common stock held by Dicilyon Consulting and Investment Ltd. Mr. Raphael is the natural person with voting and dispositive power over our securities held by Dicilyon Consulting and Investment Ltd. The address of Dicilyon Consulting and Investment Ltd. is 7 B'Chshvan St No. 8, Ramat HaSharon, Israel.

Item 4.	Purpose of Transaction

The Reporting Person currently serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The securities of the Issuer were acquired for investment purposes. The Reporting Person has no plans or proposals to implicate the actions described in clauses (a) through (j) of Item 4.

CUSIP No. 23725P209	13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer

(a) Mr. Raphael may be deemed to beneficially own 997,965 shares of Common Stock of the Issuer, which constitute 10.7% of the outstanding shares of Common Stock of the Issuer, based upon 9,208,700 shares of the Common Stock outstanding as of January 19, 2021. Such shares of Common Stock include (i) 943,926 shares of Common Stock held directly by Mr. Raphael, (ii) 16,163 vested options; (iii)and 37,876 shares of common stock held by Dicilyon Consulting and Investment Ltd., over which Mr. Raphael has voting and dispositive power, as of January 19, 2021.

(b) Mr. Raphael has sole voting and dispositive power of 997,965 shares of Common Stock of the Issuer. Such shares of Common Stock consist of (i) 943,926 shares of Common Stock held directly by Mr. Raphael, (ii) 16,163 vested options; (iii) and 37,876 shares of common stock held by Dicilyon Consulting and Investment Ltd., over which Mr. Raphael has voting and dispositive power, as of January 19, 2021.

(c) Not applicable.

(d) Other than 37,876 shares of common stock held by Dicilyon Consulting and Investment Ltd., no person other than Mr. Raphael has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported above in this Item 5 and held directly by Mr. Raphael.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has obtained a proxy over securities held by Dicilyon Consulting and Investment Ltd., which consists of 37,876 shares of common stock.

The Reporting Person’s options are subject to the Company’s Amended and Restated 2012 Equity Incentive Plan (the “2016 Plan”) and the Company’s 2020 Equity Incentive Plan (the “2020 Plan”) and option agreements issued thereunder. The Report Person is eligible to receive future grants under the 2016 Plan and the 2020 Plan.

Item 7.	Material to be Filed as Exhibits

Not applicable.

CUSIP No. 23725P209	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2021

By:	/s/ Erez Raphael
Erez Raphael